Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390

The following information was included in a March 23, 2000 Special Edition of NU Today, a bulletin posted to all employees of Northeast Utilities: Approved copy, ready for publication, revision 6, March 23, with legend included So what is the deal? By Investor Relations and Shareholder Services.

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Note:  Words in bold are defined further in the glossary of terms on pages 2 and
3. The goal of this article is to explain to you - as a shareholder - the merger agreement between Consolidated Edison (Con Edison) and Northeast Utilities (NU). As you already know, this is not a simple deal to understand, but if you spend a few minutes reading this story, we believe many of your questions will be answered. We hope you will encourage your peers to read it, too. From the outset, please understand that this article will not attempt to address employment issues associated with the merger. Those issues, which we know are critically important to all employees, are being addressed by the transition teams, and more information will be made available as decisions are made this spring and summer. We are just now beginning to talk to you about the merger because regulatory requirements prevent merging companies in any industry from discussing their deals publicly - beyond the details available the day the merger was announced before the complete proxy statement is mailed to all shareholders. With the proxy statement being mailed the first week in March, we are now able to begin discussing the merger with you. This delay (October-March) is due to the fact that the SEC carefully reviews the proxy statement before allowing us to ask investors for support. We therefore are required to stick pretty closely to what's on the proxy statement when we talk to shareholders, including employees. This is designed so that companies "sell" their proposal to investors through SEC reviewed and authorized documents. Most of the employee communications sent to you over the next month or so about the financial aspects of the merger also will be sent to the SEC. We urge you to read the proxy statement. It's big, it's dense and it's legalistic. But the proxy is the best source of information on this deal and should answer your questions. This article is an effort to summarize some of what is in the proxy, but it doesn't replace it. So let's discuss the deal. Con Edison has offered to buy all of the shares of Northeast Utilities for a base price of $25 a piece. The $25 price is subject to adjustment by three very important factors: * The timing of the closing of the deal, * The successful auction of Millstone Station (the divestiture condition), * Con Edison's share price just prior to closing (the pricing period). Now let's look at each of the three factors which will affect that $25 price, starting with the timing issue. The price Con Edison pays for NU shares starts to increase on August 5, 2000, by about one third of a penny per day, or about 10 cents per month, for every day the deal does not close. If we close the merger at the end of December 2000, that would mean an extra 50 cents per share would be paid to NU shareholders on top of the base price of $25 per share. A best-case scenario would enable NU and Con Edison to close this deal in August. Second, there is the divestiture condition. As incentive for NU to sell Millstone Station, Con Edison has agreed to pay an extra $1 per share if the Utilities Operations and Management Unit (UOMA) of the Connecticut Department of Public Utility Control recommends the sale of Millstone to the winning bidder in the auction. NU shareholders will receive this $1 per share if UOMA makes this recommendation by December 31, 2000, or by the time the merger closes whichever
is  later.   What  happens  if  we  close  the  merger  before  UOMA  makes  its recommendation? As long as the recommendation is made before December 31, 2000, NU shareholders still will receive the $1 for each of their shares; it just will be paid to them separately. NU shareholders will not receive the $1 per share if the recommendation never comes or if it comes after December 31, 2000 and after the merger closes. The third factor which affects the value of the deal is Con Edison's share price during the pricing period, and frankly, this is the one that most shareholders are thinking about right now. It's also the most complicated, but bear with us and we can help you understand it. The merger agreement places what's called a "collar" on Con Edison's share price of between $36 and $46. The collar limits -- both above and below the $36 to $46 range -- the number of shares of Con Edison stock that will be issued to those shareholders electing to exchange their NU shares for Con Edison shares. It has absolutely no impact on the cash portion of the deal. In order to demonstrate the impact of the collar, we need to make a few basic assumptions. First, let's assume the deal closes August 1, 2000 so the merger price would be $25. (Let's leave the Millstone divestiture dollar aside for now.) To determine the value of the deal, you multiply the number of NU shares you own by the merger price. Let's say you own 100 shares. 100 shares x $25 merger price = $2,500 If you elect to receive all cash, you'll receive $2,500 (subject to proration), which will be subject to taxes if you paid less than $25 per share for them originally. If you elect to receive all stock, you take the math one step further and do some basic division. If Con Edison's price during the Pricing Period is somewhere between $36 and $46, you divide your $2,500 by the actual average trading price. Let's assume the average trading price is $36. $2,500/$36 = 69.4 Con Edison shares Your 100 NU shares would be exchanged for 69.4 Con Edison shares, which would have a total value of $2,500. The collar will have an impact on the total value of the deal only when Con Edison's share price is below $36 or over $46. Under the terms of the merger agreement, the Con Edison share price used as the denominator in the above calculation may not be less than $36 or more than $46. Here's what that means. Let's say Con Edison's average price is $30 per share. 100 NU shares x $25 merger price = $2,500 Again, if you elect all cash, you receive $2,500 and you are not impacted by the collar. However, bear in mind, that due to "proration," you may not receive 100 percent cash even though you elect all cash.

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If you elect to receive all stock,  here's how the math works.  Instead of using the actual average price ($30) as the denominator, you must use $36. $2,500/$36 = 69.4 shares However, those 69.4 shares have a market value of $30 each. If you turned around and sold them in the market that day, they would be worth only $30 apiece. 69.4 shares x $30 = $2,083 If you divide that by your original 100 NU shares, you'll see that you were paid $20.83 per share. $2,083/100 shares = $20.83 However, the receipt of Con Edison shares is nontaxable, whereas, as mentioned above, receipt of cash is taxable. If you're confused, you're not alone. Even sophisticated institutional investors and analysts who look at mergers frequently, have needed some help understanding the collar provisions of this deal. You may need to read about the collar a few more times, and maybe fiddle around with a calculator, a pencil and a piece of paper. So now that we've explained the deal, let's take a look at what it will take to get it approved by shareholders In order for the vote to pass, NU needs a supermajority to approve the deal. A supermajority is a fancy way of saying we need two-thirds or about 66.7 percent of outstanding shares to be voted "yes" in order to consummate the merger. That's about 90 million shares voting "FOR" the merger. Votes that are not cast are considered votes "against" the merger, as are actual votes cast "against." But what if the vote fails? Well, that means that the current merger proposed between the two companies would fail. If NU's management still believed a merger was in the best interests of shareholders, and if the two companies still wished to merge, they might try to enter into a new deal. Or, NU might seek another merger partner. The failure of this deal to pass won't change the industry and market forces which led to the merger in the first place. It won't change the fact that NU needs to grow in order to survive in the competitive environment. Our goal, as we stated at the outset, is to try to explain this merger as clearly as we can. We know there are lots of questions out there, and we look forward to answering them in face-to-face meetings, as well as over the phone or e-mail. Graphics within the article Proxy voting cards Each proxy card represents NU shares held in different locations. * If you participate in the 401(k), you will receive a proxy from Fidelity. * If you participate in the Employee Share Purchase Plan, you will receive a proxy from Salomon Smith Barney for those shares. * If you are a registered shareholder with NU, Shareholder Services will be sending you a proxy. Remember, all your votes count! About the proxy Shareholders may receive more than one proxy statement. You don't have to read each one but you do need to vote each proxy card you receive. Each proxy card represents NU shares held in different locations. Not voting is the same as casting a "no" vote. How will Con Edison pay me for my shares? Later in the process, assuming we receive all necessary approvals, NU shareholders will have the right to choose either cash or Con Edison shares as payment for their NU shares. However, the entire pool of NU shares ultimately will be paid for by Con Edison with 50 percent of such shares being paid for in cash and 50 percent being paid for in Con Edison shares. The process of adjusting the entire pool of elections is called proration. A pricing period? The pricing period for this merger is 20 randomly selected days during the 40 days leading up to the closing. We don't know when the closing is, so we don't know when the pricing period is, but we can safely assume it's at least several months away. For more information * Call the Con Edison/NU merger information line at 1-800-558-5947 * Call Shareholder Services at 1-800-794-1104 from 8 a.m. to 9:30 p.m. * Contact Corporate Communications at 860-665-3256 or Berlin Ext. 3256. * Read Con Edison/NU Merger News on the Employee Information Board, available through the NUnet. Con Edison/NU merger timeline 1999 Oct. 13 - Consolidated Edison and Northeast Utilities announce that the boards of both companies have approved a definitive merger agreement to combine the two companies. Under the agreement, Consolidated Edison will acquire all of the common stock of NU for $25 per share in a combination of cash and Consolidated Edison common stock, subject in the case of the common stock, to certain collar provisions. Nov. 17 - NU and Con Edison file their joint proxy and registration statement with the Securities and Exchange Commission (SEC). 2000 Jan. 3 - As part of the overall communications effort, an 800 number is established for employees of both companies to call to obtain merger updates and ask questions. The number is 1-800-558-5947. Jan. 11 - The SEC provides the first round of 120 comments on the joint proxy statement. Jan. 12 - NU and Con Edison begin the first of a series of state and federal regulatory filings. Con Edison filed in New York with the New York State Public Service Commission, and NU filed in Connecticut with the Department of Public Utility Control. Jan. 21 - The companies have a joint filing with the Department of Justice concerning antitrust matters. Jan. 21 - The companies respond to 120 comments from the SEC on the initial filing of the joint proxy statement. Feb. 2 - Mike Morris and Eugene McGrath, Con Edison's chairman and CEO, hold joint Employee Forum in
Berlin.  Feb.  3  -  The  Connecticut   Department  of  Public  Utility  Control
establishes the schedule for hearings on the merger application, beginning in mid-April. The schedule calls for a decision by June 21. March 1 - Con Edison and NU receive SEC approval to mail joint proxy statements seeking shareholder approvals. April 14 - NU and Con Edison will hold separate shareholder meetings for shareholders to vote on our merger. Understanding the proxy A glossary of terms Merger agreement - The legal document which defines all the terms and conditions of the merger between our two companies. Proxy statement - The legal document which explains the details of a vote that will be requested from shareholders. Proxies that relate to a proposed merger must be filed with the Securities and Exchange Commission (SEC). The SEC then reviews the entire document. Proxy card - The voting instruction form enabling shareholders to cast their vote. This is the document on which a shareholder casts his or her vote and returns it for tallying. Election period - The defined period of time, usually just before the merger closes, when shareholders are asked to elect how they wish to be paid for the exchange of their shares. In this case, shareholders are asked to decide between cash and shares of Con Edison stock. Proration - The process of adjusting the elections made by shareholders after the election process to meet the terms of the merger agreement. In this case, proration will adjust the total number of NU shares to be converted to 50 percent cash and 50 percent shares. Collar - The term used in this merger agreement to describe upper and lower limits of a price range on Con Edison's stock. Below the collar level, the stock portion of the deal declines in value. Above the collar, the stock portion of the deal increases in value. The cash value is unaffected by the collar. Break-up provision - The common name for language in a merger agreement which defines the circumstances under which either party to the merger may withdraw from the deal and the fees associated with the decision to withdraw. Registered shareholder - A shareholder whose name and ownership is registered directly on the books of the company. NU has about 84,000 registered shareholders.

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Street name  shareholder -A shareholder  whose name and ownership are registered on the books of a broker/dealer or other institution and is not directly available to the company. For NU, this is about 40,000 holders. Institutional investor - A street name holder who invests in large amounts, generally for pension funds, mutual funds, banks or other money management purposes. Equity analyst - Generally, equity analysts are individuals who evaluate various investment options and advise investors on their analysis of the financial strength of a corporation, their view of the industry and its risks and the strategy of the business. SEC - The Securities and Exchange Commission is a federal regulatory body which governs the registration of securities of all publicly held companies and also regulates registered public utility holding companies. UOMA - A section of the staff of the Connecticut Department of Public Utility Control called the Utilities Operations and Management unit, which is responsible for managing the auction of CL&P's generation assets. Pricing period
- In this merger, the 40 days ending five days before the effective date of the merger, from which 20 days will be randomly selected to average the closing price of Con Edison's shares. Provided this average price falls within the collar, it will be used to determine the ratio of Con Edison shares that NU holders will receive in exchange for their NU shares. Declaration of Trust -
NU's  basic  organizing  document,   similiar  to  a  corporation's  charter  or
certificate of incorporation. Divestiture Condition - A provision of the merger agreement designed to provide incentive for NU to sell Millstone Station. This provision allows for payment of $1 for each NU share if UOMA recommends the sale of the Millstone units to the winning bidder in the auction by the later of either December 31, 2000, or the closing of the merger. LEGEND For more information Con Edison and Northeast Utilities have filed a joint proxy statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and have mailed the joint proxy statement/prospectus to their shareholders. THESE DOCUMENTS CONTAIN
IMPORTANT   INFORMATION   AND   WE   URGE   YOU  TO   READ   THE   JOINT   PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC. You can obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, the documents are available free of charge by requesting them in writing or by telephone from the companies at the following addresses: Consolidated Edison, Inc., c/o The Bank of New York Investors Relations Department, P.O. Box 11258, Church Street Station, New York, New York 10286-1258, telephone 800-522-5522 and Northeast Utilities, P.O. Box 5006, Harford, Connecticut 06102-5006, Attention: Shareholders Services, telephone
860-665-4801  or  800-999-7269.   This  information   contains   forward-looking
statements  within the meaning of Section 21E of the Securities  Exchange Act of
1934.  The   forward-looking   statements  are  subject  to  various  risks  and
uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely, such as estimates of future market conditions, the ability to realize cost savings and the terms associated with obtaining regulatory approvals. Other factors include, but are not limited to, weather conditions, economic conditions in the company's service territory, fluctuations in energy-related commodity prices, marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.